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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              Canarc Resource Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    13722D101
- --------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Anthony Low-Beer
                           100 Park Avenue, Suite 2150
                            New York, New York 10017
                                 (212) 686-6633
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                  July 2, 1996
- -------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                  Check the following box if a fee is being paid with this statement: [X]






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                                  SCHEDULE 13D



- ----------------------------
CUSIP No.  13722D101
          ------------------
- ----------------------------



 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Anthony Low-Beer                            I.D. ####-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                  7      SOLE VOTING POWER

                         875,300 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             875,300 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         839,800 shares of Common Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     1,715,100 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.86%

14   TYPE OF REPORTING PERSON*

     IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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Item 1.  Security and Issuer.

          This statement on Schedule 13D, dated July 11, 1996, relates to the common stock (the "Common Stock") of Canarc Resource Corp., a corporation organized under the laws of Canada (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is Suite 800-850 West Hastings Street, Vancouver, British Columbia V6C 1E1.

Item 2.  Identity and Background.

          This Schedule 13D is being filed on behalf of Anthony Low-Beer ("Mr. Low-Beer"). The present principal employment of Mr. Low-Beer is as the Senior Vice President of Mitchell Securities, Inc. ("Mitchell Securities") and as the President of Low-Beer Advisory Services, Inc. ("Low-Beer Advisory"). The business address of Mitchell Securities and Low-Beer Advisory is 100 Park Avenue, Suite 2150, New York, New York 10017.

          The principal business of Mitchell Securities is as a registered broker/dealer providing investment services for its portfolio of accounts, all of which are fully discretionary and managed by Mr. Low-Beer. The principal business of Low-Beer Advisory is providing investment services for clients.

          During the last five years, Mr. Low-Beer has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of he was or is subject to a judgment, decree or final order enjoining future violations of, or


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prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Low-Beer is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

          The 1,715,100 shares of Common Stock beneficially owned by Mr. Low-Beer were acquired in brokered transactions for an aggregate purchase price of $2,532,688.10. The sources of funds for the purchases were (i) investment capital contributed by Mr. Low-Beer and (ii) investment capital contributed by persons and entities (the "Investors") with which Low-Beer Advisory has entered into advisory agreements (the "Advisory Agreements") or Mitchell Securities has entered into letters of authorization ("Letters of Authorization"), providing Mr. Low-Beer trading discretion over the Investors' accounts.

Item 4. Purpose of Transaction.

          Mr. Low-Beer has acquired the Common Stock for the purpose of investment. Mr. Low-Beer may maintain his investment at current levels or sell all or a part of his investment. In any such case, the decision by Mr. Low-Beer would depend upon a continuing evaluation of the Company's business, prospects and financial condition, the market for shares of Common Stock of the Company, other investment opportunities available to Mr. Low-Beer, general economic conditions, stock market conditions, availability of funds and other factors and future developments that Mr. Low-Beer may deem relevant from time to time. Any



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acquisition or disposition of shares of Common Stock of the Company by Mr.
Low-Beer may be effected through open market or privately negotiated transactions, or otherwise.

          Except to the extent set forth above, or in any other Item hereof, Mr. Low-Beer does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) As of July 10, 1996, Mr. Low-Beer beneficially owned a total of 1,715,100 shares of the Common Stock of the Company, constituting 5.86% of the shares of Common Stock then outstanding, based on 29,282,911 shares of Common Stock outstanding as of July 1, 1996 as disclosed in a letter from the Company to Mr. Low-Beer, dated July 10, 1996.

          (b) Mr. Low-Beer has sole voting and dispositive power with respect to 875,300 shares of Common Stock which he owns directly and shared dispositive power pursuant to the Advisory Agreements and Letters of Authorization with respect to 839,800 shares of Common Stock owned by Investors.

          (c) Information concerning transactions in the Common Stock effected by Mr. Low-Beer for his own account and for the accounts of Investors during the last 60 days is set forth in Schedule A hereto and is incorporated by reference. Except as set forth in Schedule A, no transactions in the Common Stock have been effected by Mr. Low-Beer during the last 60 days.

          (d) Not applicable.

          (e) Not applicable.




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Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

          Mr. Low-Beer does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, with the exception of (i) Letters of Authorization by and between Mitchell Securities and Investors, (ii) Advisory Agreements by and between Low-Beer Advisory and Investors, (iii) the Subscription Agreement, dated June 20, 1996, by and between the Company and Mr. Low-Beer and (iv) the Subscription Agreement, dated June 20, 1996, by and between the Company and Anthony Low-Beer IRA Rollover.

Item 7.  Material to be Filed as Exhibits.

          1. Form of Subscription Agreement, dated June 20, 1996, by and between the Company and subscribers for the purchase of Special Warrants (to be provided by amendment).

          2. Form of Letter of Authorization by and between Mr. Low-Beer and Investors (to be provided by amendment).

          3. Form of Advisory Agreements by and between Mr. Low-Beer and Investors (to be provided by amendment).



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                                   SCHEDULE A



1. On May 24, 1996, Mitchell Securities, Inc. purchased 180,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.79 per share.

2. On May 29, 1996, Mitchell Securities, Inc. purchased 230,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.74 per share.

3. On May 30, 1996, Mitchell Securities, Inc. purchased 32,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.74 per share.

4. On June 4, 1996, Mitchell Securities sold 250,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.62 per share.

5. On June 6, 1996, Mitchell Securities, Inc. purchased 4,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.68 per share.

6. On June 21, 1996, Mitchell Securities, Inc. purchased 10,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.34 per share.

7. On June 26, 1996, Mitchell Securities, Inc. purchased 100,300 shares of Common Stock of the Company for the accounts of Investors, including 25,300 shares for the account of Mr. Low-Beer, in brokered transactions at a price of $1.35 per share.

8. On July 2, 1996, Mitchell Securities, Inc. purchased 460,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.20 per share.



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                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.





Dated: July 11, 1996                                 By:/s/ Anthony Low-Beer
                                                        --------------------
                                                        Anthony Low-Beer